Exhibit 99.13

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Production Start-up of Jasmim, Offshore Angola

Paris, December 2, 2003 — Sonangol, Sociedade Nacional de Combustíveis de Angola, and Total announce the start-up of Jasmim oil field production in Angola’s deepwater offshore Block 17.

Discovered in April 2000, Jasmim is one of fifteen fields found in Block 17 and the second to be brought on stream following Girassol, which started up in December of 2001. Located in 1,400 meters of water and approximately 150 kilometres offshore, Jasmim’s development requires eight sub-sea wells to be tied back five kilometres to the Girassol floating production, storage and offloading vessel (FPSO).

Jasmim’s start-up will increase oil flow to the FPSO to more than 230,000 barrels of oil a day and prolong the production plateau. It is an integral part of the growth strategy for Block 17 production, which was already evidenced this year by the decision for the development of the Dalia field, slated to come on stream in the second half of 2006.

Sonangol is the Block 17 Concessionaire. Total, the Operator, has a 40% participatory interest in Block 17, and has as partners Esso Exploration Angola (Block 17) Ltd. (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro (10%).

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com